

Mail Stop 3720

May 13, 2010

Mr. Patrick T. Doyle
Executive Vice President and Chief Financial Officer
DIRECTV
2230 East Imperial Highway
El Segundo, CA 90245

      RE: DIRECTV
           Form 10-K for the Fiscal Year Ended December 31, 2009
           Filed February 26, 2010
           File No. 1-34554

Dear Mr. Doyle:

      We have completed our review of your Form 10-K and do not, at this time, have any further comments.

               Sincerely,

               Larry Spirgel
               Assistant Director